UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INTRUSION INC.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

46121E205

(CUSIP Number)

January 4, 2010

(Date of Event Which Requires Filing of this Settlement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46121E205

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Julie Paxton Puckett

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 207,250

	6	Shared Voting Power 1,760,000 (1)

	7	Sole Dispositive Power 207,250

	8	Shared Dispositive Power 1,760,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,967,250

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 16.8%

12	Type of Reporting Person* Individual

(1)  Includes 620,000 shares held jointly by Julie Puckett and Mark Puckett, 285,000 shares held by The Jennifer A. Puckett Trust, 285,000 shares held by The Stephanie L. Puckett Trust, 285,000 shares held by the Natalie C. Puckett Trust, and 285,000 shares held by the Mallorie M. Puckett Trust, for which Julie Paxton Puckett is co-trustee.

CUSIP No. 46121E205

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Mark C. Puckett

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 1,760,000(2)

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 1,760,000 (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,760,000

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 15.0%

12	Type of Reporting Person* Individual

(2)  Includes 620,000 shares held jointly by Julie Puckett and Mark Puckett, 285,000 shares held by The Jennifer A. Puckett Trust, 285,000 shares held by The Stephanie L. Puckett Trust, 285,000 shares held by the Natalie C. Puckett Trust, and 285,000 shares held by the Mallorie M. Puckett Trust, for which Mark Puckett is co-trustee.

Item 1.
	(a)	Name of Issuer: Intrusion, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 1101 Arapaho Road, Suite 200, Richardson, TX 75081

Item 2.
	(a)	Name of Person Filing: Julie Paxton Puckett and Mark C. Puckett
	(b)	Address or Principal Business Office, if none, Residence: Julie Paxton Pucket: 1101 E. Arapaho Road, Suite 200 Richardson, TX Mark C. Puckett: 1101 E. Arapaho Road, Suite 200 Richardson, TX
	(c)	Citizenship: Julie Paxton Puckett: USA Mark C. Puckett: USA
	(d)	Title of Class of Securities: Intrusion, Inc. Common Stock, par value $0.01 per share.
	(e)	CUSIP Number 46121E205

Item 3.	Not applicable.

Item 4.	Ownership
Julie Paxton Puckett
(a) Amount beneficially owned: 1,967,250
(b) Percent of class: 16.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 207,250 shares.
(ii) Shared power to vote or to direct the vote: 1,760,000 shares.
(iii) Sole power to dispose or to direct the disposition of: 207,250 shares.
(iv) Shared power to dispose or to direct the disposition of: 1,760,000 shares.
Mark Puckett
(a) Amount beneficially owned: 1,760,000
(b) Percent of class: 15.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0 shares.
(ii) Shared power to vote or to direct the vote: 1,760,000 shares.
(iii) Sole power to dispose or to direct the disposition of: 0 shares.
(iv) Shared power to dispose or to direct the disposition of : 1,760,000 shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2010

/s/ Julie Puckett
Julie Paxton Puckett

/s/ Mark C. Puckett
Mark C. Puckett

EXHIBIT A

JOINT FILING STATEMENT

Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Statement on Schedule 13G is filed on behalf of each of us.

Dated:  March 22, 2010

/s/ Julie Puckett
Julie Paxton Puckett

/s/ Mark C. Puckett
Mark C. Puckett